Invesco 1555 Peachtree St. NE Atlanta, Georgia 30309 www.invesco.com/us

Via EDGAR

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Invesco Exchange Fund

CIK No.: 0000005100

1940 Act No.: 811-02611

Dear Mr. O’Connor:

Below are responses to your comments, which we received on June 29, 2015, regarding the Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) for the Invesco Exchange Fund (the “Registrant” or the “Fund”). The Preliminary Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 19, 2015, pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) under the Securities Exchange Act of 1934, as amended. The purposes of the Preliminary Proxy Statement is to request shareholders of the Registrant to (1) elect managing general partners; (2) ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Fund; (3) approve an Agreement and Plan of Redomestication that provides for the reorganization of the Fund as a Delaware statutory trust; and (4) eliminate the fundamental restriction prohibiting the purchase of securities issued by any other investment company or investment trust, as reflected in the Fund’s Statement of Additional Information and Partnership Agreement . For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.

1.	Comment: With respect to the Questions and Answers, please estimate the percentage of the portfolio that will be sold in the repositioning and the amount of taxable gain that will be realized by the Fund.

Response: The disclosure in the Questions and Answers section has been revised to include an estimated amount of taxable gain.

Additionally, the disclosure in the section entitled “What are the implications of the DE Trust’s election to be taxed as a RIC under Subchapter M of the Code” has been revised. The revised disclosure reads as follows:

To enable the Fund to satisfy the RIC asset diversification test, the Fund anticipates selling certain of its portfolio securities prior to the closing date of the

Redomestication. The securities to be sold equal in value approximately 9.2% ($6.6 million) of the Fund’s net asset value (NAV). Such sales will result in a taxable gain to the Fund equal in value to approximately 8% ($5.4 million) of the Fund’s NAV. (Percentages and dollar values stated in the two immediately preceding sentences are based on information as of April 30, 2015, and are presented on a tax basis instead of a book (GAAP) basis). As a result of such sales, each partner of the Fund, will, in turn, be required to report his or her allocable share of such gain on his or her federal, state and local tax returns for the taxable year in which such securities are sold. The Fund plans to distribute cash to support partners’ additional expected tax.

2.	Comment: With respect to General Information about Voting at the Meeting, please strike “typically” from the sixth sentence in the third paragraph.

Response: This change has been made so the sentence now reads as follows: “Because both routine and non-routine proposals will be voted on at the Meeting, the Fund does not anticipate receiving broker non-votes with respect to Proposals 1 and 2, because they are considered routine proposals on which brokers may vote in their discretion.”

3.	Comment: With respect to General Information about Voting at the Meeting, please clarify whether a limited partner may revoke by telephone or electronically?

Response: The disclosure has been amended to add the following sentence: “A prior proxy can also be revoked by voting again through the toll-free number or the Internet address listed in the proxy card.”

4.	Comment: With respect to Board Qualifications and Experience, please confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending. See Item 401(f)(7) and (8) of Reg S-K, which is applied through Item 22(b)(12) of Schedule 14A.

Response: The Registrant confirms that there were no legal proceedings in the past 10 years against any of the members of the Board of Managing General Partners, nominees, or officers of the Registrant.

5.	Comment: With respect to Board Committees, please disclose whether the board has a formal diversity policy. See Section 407(c)(2)(vi) of Reg S-K applied through Item 22(b)(15)(ii)(A).

Response: The following disclosure has been added: “The Governance Committee has not adopted any specific policy on the issue of diversity, but will take this into account, among other factors, in its consideration of new candidates to the Board.”

6.

Comment: With respect to Board Committees, please explain briefly the “Pricing Procedures.” Are these written procedures? Please provide more detail about how the Fund fair values securities for which market prices are not available. Please confirm that the board has adopted written fair value policies and procedures in accordance with Section 2(a)(41) of, and Rule 2a-4(a)(1) under, the 1940 Act. Will the Board review and approve in advance the pricing methodologies of the pricing vendors it uses and regularly review the historical accuracy of such methodologies? See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response: The disclosure has been revised to read as follows: “The Board adopted written pricing procedures that conform to the fair value policies and procedures requirements of the 1940 Act and the rules and interpretations thereunder (“Pricing Procedures”).”

Additionally, the Registrant believes that the current disclosures provide sufficiently detailed information regarding fair valuation of securities, as transcribed (and amended pursuant to Comment No. 7) below:

Invesco provides regular written reports to the Valuation, Distribution and Proxy Oversight Committee that enable the Committee to monitor the number of fair valued securities in a particular portfolio, the reasons for the fair valuation and the methodology used to arrive at the fair value. Such reports also include information concerning illiquid securities within the Fund’s portfolio. In addition, the Audit Committee reviews valuation procedures and pricing results with the Fund’s independent auditors in connection with such Committee’s review of the results of the audit of the Fund’s year-end financial statement.

The Valuation, Distribution and Proxy Oversight Committee is responsible for … (iii) reviewing the reports described in the Pricing Procedures and other information from Invesco regarding fair value determinations made pursuant to the Pricing Procedures by Invesco’s internal valuation committee and making reports and recommendations to the full Board with respect thereto, (iv) receiving the reports of Invesco’s internal valuation committee requesting approval of any changes to pricing vendors or pricing methodologies as required by the Pricing Procedures and the annual report of Invesco evaluating the pricing vendors, approving changes to pricing vendors and pricing methodologies as provided in the Pricing Procedures, and recommending annually the pricing vendors for approval by the full Board; (v) assisting Invesco’s internal valuation committee or the full Board in resolving particular fair valuation issues;…

Furthermore, the Registrant supplementally confirms that the Board is aware of, and has taken steps to comply with, the Staff’s guidance regarding the use of pricing vendors to price portfolio securities.

7.	Comment: With respect to Board Committees, please strike the phrase “upon request of Invesco” from item (v) of the eleventh paragraph.

Response: This change has been made so item (v) now reads as follows: “(v) assisting Invesco’s internal valuation committee or the full Board in resolving particular fair valuation issues;”

8.	Comment: With respect to the Ratification of the Independent Registered Public Accounting Firm, explain why the Fund has not availed itself of Rule 32a-4 under the 1940 Act.

Response: The Partnership Agreement (as defined in the Preliminary Proxy Statement) requires the ratification of the selection of the Fund’s independent public accountant at the annual meeting of partners.

9.	Comment: With respect to Proposal 3 (as defined in the Preliminary Proxy Statement, regarding the Redomestication), please disclose the extent to which it is expected that the portfolio will have to be repositioned to satisfy the requirements of Subchapter M.

Response: Please see the response to Comment No. 1.

10.	Comment: With respect to Proposal 3, please explain if the Fund is relying on Rule 145(a)(2), whose language specifies that the sole purpose of an exempted transaction is to be a change in domicile? If so, please indicate the no-action relief that the Fund is relying upon. Do you believe that Rule 414 may be available to allow the succeeding entity to adopt the registration statement of the Fund?

Response: Based on the structure and nature of the Redomestication as well as shareholder investment expectations, the Registrant believes that the Redomestication does not involve a new investment decision to be made by shareholders and, therefore, the Redomestication is not a Rule 145(a) transaction subject to the registration requirements of the Securities Act.

However, even if the changes contemplated by the Redomestication were deemed to require shareholders to make a new investment decision, the Registrant believes that the “change in domicile” exception set forth in Rule 145(a)(2), as previously interpreted by the SEC Staff, would permit the Redomestication to be effected through the use of a proxy statement on Schedule 14A in lieu of an N-14 prospectus/proxy statement to register new securities. The Registrant is relying on Rule 145 in conjunction with the body of interpretive guidance and no-action letters from the Staff relating the scope of the Rule, including, but not limited to the following: Interpretations of Rule 145 and Related Matters, Division of Corporation Finance, Exchange Act Release No. 34,10661 (Feb. 28, 1974); Lazard Freres Institutional Fund, Inc., SEC No-Action Letter (Feb. 26, 1987); Massachusetts Financial Development Fund, Inc., SEC No-Action Letter (Jan. 10, 1985); Scudder Common Stock Fund, Inc., SEC No-Action Letter (Oct. 10, 1984); Frank Russell Investment Company, SEC No-Action Letter (Dec. 3, 1984); John Hancock Bond Fund, Inc., SEC No-Action Letter (Nov. 29, 1984); United Services Gold Shares, Inc., SEC No-Action Letter (Sept. 17, 1984); and Good and Bad Times Fund, Inc., SEC No-Action Letter (Mar. 1, 1982); Advance Investors Corporation, SEC No-Action Letter (Sept. 29, 1976); Aetna Variable Fund, Inc., SEC No-Action Letter (Jan. 23, 1984); Securities Act Rel. No. 5463 (Feb. 28, 1974) (Illustration II(b)); PEMCO, SEC No-Action Letter (May 31, 1988).

Following the Redomestication, in reliance on Rule 414 under the Securities Act and the Staff’s interpretations of the scope and application of the Rule in no-action letters, the DE Trust intends to become the successor issuer to the Registrant and adopt the registration statement of the Registrant.

11.	Comment: With respect to Proposal 3, please clarify whether each of the carryover limitations is treated as a fundamental policy of the DE Trust?

Response: The Fund’s current fundamental restrictions will be treated as fundamental policies of the Delaware statutory trust unless otherwise voted upon by the partners.

12.	Comment: With respect to Proposal 3, on page 18, consider stating “for tax purposes” rather than “for federal income tax purposes.”

Response: The change has been made so the sentence now indicates “for tax purposes.”

13.	Comment: With respect to Proposal 3, on page 18-19, please disclose the percentage of the portfolio that is expected to be sold and the total and per share gain that will be realized.

Response: Please see the response to Comment No. 1.

With respect to the foregoing comments, Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-4713 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Seba Kurian

Seba Kurian

Counsel